September 11, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Modigene Inc.
Form 10-KSB/A for the Year Ended December 31, 2007
Form 10-Q/A for the Quarter Ended March 31, 2008
File No. 000-52691

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated August 27, 2008, containing certain comments to our Form 10-KSB/A for the year ended December 31, 2007 (the “Form 10-KSB/A”) and the Form 10-Q/A for the quarter ended March 31, 2008 (the “Form 10-Q/A”). Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response of the Company with respect thereto.

10-KSB/A for the Year Ended December 31, 2007

General

1.	Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

1. The Company neglected previously to file such Form 8-K, and will be making such filing promptly.

Item 6. Management’s Discussion and Analysis

2.	Please revise MD&A to provide introductory disclosure of the effects of the restatement.

2. We have revised Item 6 of the Form 10-KSB/A in accordance with your comment, and such revision will be reflected in an Amendment No. 2 on Form 10-KSB/A that will be filed with the SEC promptly. We have also revised Item 2 of the Form 10-Q/A in accordance with your comment, and such revision will be reflected in an Amendment No. 2 on Form 10-Q/A that will be filed with the SEC promptly.

3.
Your amendment includes only the critical accounting policies section of Item 6 and not the complete text as required by Rule 12b-15 of the Exchange Act. Please revise to include the complete text of each item amended. This comment also applies to Item 2 in your amended Form 10-Q for March 31, 2008.

3. We have revised Item 6 of the Form 10-KSB/A in accordance with your comment, and such revision will be reflected in the Amendment No. 2 on Form 10-KSB/A. We have also revised Item 2 of the Form 10-Q/A in accordance with your comment, and such revision will be reflected in the Amendment No. 2 on Form 10-Q/A.

Item 8A(T). Controls and Procedures

4.
In light of your restatements, please discuss how you have reevaluated the effectiveness of your disclosure controls and procedures and internal control over financial reporting (collectively “controls and procedures”) for the periods affected. If you determined that your controls and procedures were effective, despite the restatements, disclose in your amendments how management concluded that your controls and procedures were effective. If management determined that your controls and procedures were not effective, describe the material weaknesses and the mitigating steps you have taken to correct them. Please disclose any changes in internal control over financial reporting to correct the weaknesses that resulted in the restatement. Please refer to paragraph (b) of Item 308T of Regulation S-B. This comment also applies to your amended Form 10-Q for March 31, 2008.

4. As a result of the determination to correct the Company’s consolidated financial statements and in connection with management’s ongoing assessment of internal controls over financial reporting, the Company’s CEO and CFO undertook a special evaluation of the effectiveness of the Company’s internal control over financial reporting, in connection with accounting for reverse mergers. As a result of their assessment, the Company’s CEO and CFO identified a material weakness in the Company’s internal control over financial reporting, in connection with accounting for reverse mergers. The material weakness is related to an inappropriate purchase accounting treatment for the reverse merger transaction, instead of capitalization, and inappropriate accounting treatment for shares issued or exchanged in the reverse merger transaction as a form of compensation for R&D services rendered, which led to a corresponding credit in stockholders’ equity.

The Company’s management intends to take all necessary steps to address this material weakness. Management approved a resolution to enhance verification of accounting treatment for mergers and acquisitions in the future, by retaining expert consultants to review its accounting treatments, and to carefully validate that such treatments are in full alignment with U.S. GAAP.

The Company believes that these remediation actions will improve the Company’s internal controls over financial reporting and are sufficient to remediate the material weakness described above.

The Company is revising its disclosure in the Form 10-KSB/A and the Form 10-Q/A to reflect the determination and remediation actions indicated above, and such disclosure will be reflected in the Amendment No. to Form 10-KSB and the Amendment No. 2 to Form 10-Q/A to be filed promptly by the Company.

Management’s Annual Report on Internal Control Over Financial Reporting

5.
If true, clearly state that management’s evaluation of the effectiveness of internal control over financial reporting was conducted in accordance with the interpretive guidance issued in Release No. 34-55929.

5. We confirm that management’s evaluation of the effectiveness of internal control over financial reporting was conducted in accordance with the interpretive guidance issued in Release No. 34-55929.

Exhibits 31.1 and 31.2

6. Please revise these certifications to include the entire introductory language of paragraph 4, which also addresses your officers’ responsibility for establishing and maintaining internal control over financial reporting and include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

6. We have revised Item Exhibits 31.1 and 31.2 of the Form 10-KSB/A in accordance with your comment, and such revision will be reflected in the Amendment No.2 on Form 10-KSB/A.

Please do not hesitate to call Mr. Novik at +972-54-220-7949 if you have any further questions or if we can be of further assistance.

Very truly yours,

Modigene Inc.

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	President